EXHIBIT 99.1

Kinross declares quarterly dividend

TORONTO, April 29, 2026 (GLOBE NEWSWIRE) -- Kinross Gold Corporation (TSX: K; NYSE: KGC) (the “Company”) today announced that the Company’s Board of Directors has declared a dividend of US$0.04 per common share for the first quarter of 2026.

The dividend is payable on June 4, 2026, to shareholders of record as of the close of business on May 21, 2026. This dividend qualifies as an “eligible dividend” for Canadian income tax purposes while dividends paid to shareholders outside Canada (non-resident investors) will be subject to Canadian non-resident withholding taxes.

About Kinross Gold Corporation

Kinross is a Canadian-based global senior gold mining company with operations and projects in the United States, Brazil, Mauritania, Chile and Canada. Our focus is on delivering value based on the core principles of responsible mining, operational excellence, disciplined growth, and balance sheet strength. Kinross maintains listings on the Toronto Stock Exchange (symbol: K) and the New York Stock Exchange (symbol: KGC).

Media Contact
Samantha Sheffield
Director, Corporate Communications
phone: 416-365-3034
Samantha.Sheffield@Kinross.com

Investor Relations Contact
David Shaver
Executive Vice-President, Investor Relations & Communications
phone: 416-365-2854
InvestorRelations@Kinross.com

Source: Kinross Gold Corporation